SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Autohome Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

05278C 107

(CUSIP Number)

Suite 6211-12, 62nd Floor, The Center,

99 Queen’s Road, Central, Hong Kong

Attention: Gabriel Li

Telephone: +852 2115-8810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05278C 107	-2-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Gabriel Li
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 12,112,212*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 12,112,212*
(11)	Aggregate amount beneficially owned by each reporting person 12,112,212*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 11.7% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person IN

*	Represents 5,245,700 Class A ordinary shares held by Orchid Asia III, L.P., and 6,866,512 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

CUSIP No. 05278C 107	-3-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Orchid Asia III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 5,245,700
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 5,245,700
(11)	Aggregate amount beneficially owned by each reporting person 5,245,700
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.1% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person PN

CUSIP No. 05278C 107	-4-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Orchid Asia Co-Investment Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 6,866,512
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 6,866,512
(11)	Aggregate amount beneficially owned by each reporting person 6,866,512
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.6% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person CO

CUSIP No. 05278C 107	-5-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OAIII Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 5,245,700
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 5,245,700
(11)	Aggregate amount beneficially owned by each reporting person 5,245,700
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.1% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person HC

CUSIP No. 05278C 107	-6-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Orchid Asia Group Management, Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,245,700
	(8)	Shared voting power None
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 5,245,700
(11)	Aggregate amount beneficially owned by each reporting person 5,245,700
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.1% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person HC

CUSIP No. 05278C 107	-7-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Orchid Asia Group, Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 5,245,700
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 5,245,700
(11)	Aggregate amount beneficially owned by each reporting person 5,245,700
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.1% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person HC

CUSIP No. 05278C 107	-8-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) YM Investment Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 12,112,212*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 12,112,212*
(11)	Aggregate amount beneficially owned by each reporting person 12,112,212*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 11.7% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person HC

*	Represents 5,245,700 Class A ordinary shares held by Orchid Asia III, L.P., and 6,866,512 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

CUSIP No. 05278C 107	-9-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Managecorp Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 12,112,212*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 12,112,212*
(11)	Aggregate amount beneficially owned by each reporting person 12,112,212*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 11.7% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person HC

*	Represents 5,245,700 Class A ordinary shares held by Orchid Asia III, L.P., and 6,866,512 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

CUSIP No. 05278C 107	-10-

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lam Lai Ming, Veronica
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 12,112,212*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 12,112,212*
(11)	Aggregate amount beneficially owned by each reporting person 12,112,212*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 11.7% (based on 103,963,436 shares outstanding on December 10, 2013)
(14)	Type of reporting person IN

*	Represents 5,245,700 Class A ordinary shares held by Orchid Asia III, L.P., and 6,866,512 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.01 per share, of Autohome Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, 100080, China.

Item 2.	Identify and Background.

(a) This Statement is being jointly filed by the following persons (collectively, the “Reporting Persons” and each a “Reporting Person”): (i) Mr. Gabriel Li; (ii) Orchid Asia III, L.P., a Cayman Islands exempted limited partnership; (iii) Orchid Asia Co-Investment Limited, a British Virgin Islands company; (iv) OAIII Holdings, L.P., a Cayman Islands exempted limited partnership; (v) Orchid Asia Group Management, Ltd., a Cayman Islands exempted company; (vi) Orchid Asia Group, Limited, a Cayman Islands exempted company; (vii) YM Investment Limited, a British Virgin Islands company; (viii) Managecorp Limited, a British Virgin Islands company; and (viiii) Ms. Lam Lai Ming, Veronica, a citizen of Hong Kong.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Residence or Business Address:

The principal business office of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited is:

Suite 6211-12, 62nd Floor

The Center

99 Queen’s Road

Central, Hong Kong

The principal business office of Managecorp Limited is:

KongPortcullis TrustNet Chambers

P.O. Box 3444, Road Town

Tortola, British Virgin Islands

The residential address of Mr. Gabriel Li and Ms. Lam Lai Ming, Veronica is:

Flat A on 43 Floor of South Tower 8,

Resident Bel-Air, Island South, 3

8 Bel-Air Avenue, Hong Kong

(c) Mr. Gabriel Li is one of the directors of the Issuer. Mr. Gabriel Li is the sole director of Orchid Asia Group Management, Limited, which serves as the investment manager of Orchid Asia III, L.P. Mr. Gabriel Li is also the sole director of Orchid Asia III Co-Investment, Limited.

Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular. OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group Management Ltd. is the general partner of OAIII Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. Orchid Asia Group Management, Limited, is also the investment manager of Orchid Asia III, L.P.

YM Investment Limited is the controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming, Veronica as the settlor, Managecorp as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also controlling shareholder of Orchid Asia Co-Investment Limited.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of Orchid Asia III, L.P., OAIII Holdings, L.P. Orchid Asia Group Management, Limited, and Orchid Asia Group, Limited is Cayman Islands. The place of organization of Orchid Asia Co-Investment Limited, YM Investment Limited and Managecorp Limited is the British Virgin Islands. The citizenship of Mr. Gabriel Li and Ms. Lam Lai Ming is Hong Kong.

Item 3.	Source and Amount of Funds or Other Considerations.

In June 2008, the Issuer issued 52,457 ordinary shares to Orchid Asia III, L.P., and 2,761 ordinary shares to Orchid Asia Co-Investment Limited, respectively, in connection with the Issuer’s acquisition of all of the equity interests in Norstar Advertising Media Holdings Limited, in which Orchid Asia III. L.P. and Orchid Asia Co-Investment Limited were shareholders (the “Norman Share Purchase Agreement”). A copy of the Norman Share Purchase Agreement is filed as Exhibit B to this Statement. Upon a hundred-for-one share split effected by the Issuer in May 2011, the number of ordinary shares owned Orchid Asia III, L.P., and Orchid Asia Co-Investment Limited increased to 5,245,700 and 276,100, respectively. In August 2012, Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited acquired an aggregate of 1,959,241 and 1,045,401 ordinary shares, respectively, from certain existing shareholders of the Issuer for an aggregate consideration of approximately US$6.5 million and US$3.5 million, respectively. Copies of the share transfer agreements of these transactions are filed as Exhibit C and D to this Statement. In November 2012, Orchid Asia III, L.P. transferred 1,045,401 ordinary shares to Orchid Asia Co-Investment Limited. In July 2013, Orchid Asia Co-Investment Limited acquired additional 3,594,770 ordinary shares from an existing shareholder of the Issuer for a consideration of approximately US$12.0 million. A copy of the share transfer agreement of this transaction is filed as Exhibit E to this Statement. The description of the abovementioned agreements contained herein is qualified in its entirety by reference to Exhibits B, C, D, and E, which are incorporated herein by reference.

The source of the funds used to purchase the ordinary shares described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

Item 4.	Purpose of Transaction.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. Although each of the Reporting Persons has no present intention to acquire securities of the Issuer, it intends to review its investment on a regular basis, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, including sales pursuant to the exercise of the registration rights provided by the Investors Rights Agreement by and among the Issuer, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and certain other parties thereto dated as of November 4, 2013 (the “Investors Rights Agreement”) or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of Issuer.

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 103,963,436 shares outstanding as of immediately following consummation of the Issuer’s initial public offering in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on December 10, 2013. The information set forth and/or incorporated by reference in Items 2 is hereby incorporated by reference into this Item 6.

Mr. Gabriel Li, as the sole director of Orchid Asia Group Management, Limited, which serves as the investment manager of Orchid Asia III, L.P. and as the sole director of Orchid Asia III Co-Investment, Limited, may be deemed to have voting and dispositive power over an aggregate of 12,112,212 Class A ordinary shares (including the 5,245,700 Class A ordinary shares held by Orchid Asia III, L.P., and 6,866,512 Class A ordinary shares held by Orchid Asia Co-Investment Limited), which constitutes approximately 11.7% of the Issuer’s outstanding shares, calculated in accordance with Rule 13d-3 under the Act.

Orchid Asia III, L.P. beneficially owns 5,245,700 Class A ordinary shares, which represents approximately 5.1% of the Issuer’s outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia Co-Investment Limited beneficially owns 6,866,512 Class A ordinary shares, which represents approximately 6.6% of the Issuer’s outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act. OAIII Holdings, L.P., and Orchid Asia Group, may each be deemed to beneficially own 5,245,700 Class A ordinary shares, which represents approximately 5.1% of the Issuer’s outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia Group Management, Limited may be deemed to beneficially own 5,245,700 Class A ordinary shares, which represents approximately 5.1% of the Issuer’s outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Each of YM Investment Limited, Managecorp Limited and Lam Lai Ming, Veronica, may be deemed to own an aggregate of 12,112,212 Class A ordinary shares (including the 5,245,700 Class A ordinary shares held by Orchid Asia III, L.P., and 6,866,512 Class A ordinary shares held by Orchid Asia Co-Investment Limited), which constitutes approximately 11.7% of the Issuer’s outstanding shares, calculated in accordance with Rule 13d-3 under the Act.

(b) The number of Class A ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement, trust agreement, or the amended and restated articles of memorandum and association of each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid Asia Group Management, Limited, Orchid Asia Group, Limited, YM Investment Limited and Managecorp Limited, the partners, shareholders or beneficiaries of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of the Class A ordinary shares of the Issuer owned by each such entity of which they are a partner, shareholder or beneficiary. In addition, pursuant to the participation agreements between Orchid Asia Co-Investment Limited and Orchid Asia V, L.P. and Orchid Asia V Co-Investment Limited, such entities may participate in a portion of the dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by Orchid Asia Co-Investment Limited.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationship With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, the Issuer and certain other investors entered into an Investors Rights Agreement dated as of November 4, 2013, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 registration rights, deferral of registration, and piggyback registration. The Investors Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Investors Rights Agreement, a copy of which is filed as Exhibit 4.63 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 4, 2013 (the “F-1”) and is incorporated herein by reference.

Mr. Gabriel Li, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement for Officers and Directors filed with the Securities and Exchange Commission as Exhibit 10.3 to the Issuer’s Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with the Issuer’s initial public offering, Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited, together with other existing shareholders and officers and directors of the Issuer, entered into the Lock-Up Agreement. Pursuant to such Lock-Up Agreement, Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Class A ordinary shares or securities convertible into or exchangeable or exercisable for any Class A ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A ordinary shares, whether any of these transactions are to be settled by delivery of the Class A ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriter representatives for a period of 180 days after the public offering date set forth on the final prospectus of the Issuer. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Lock-Up Agreement attached as Annex III to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the F-1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT A Joint Filing Agreement dated as of January 20, 2014, by and among Gabriel Li, Orchid Asia III, L.P., OAIII Holdings, L.P., Orchid Asia Group Management, Limited, and Orchid Asia Co-Investment Limited.

EXHIBIT B Norman Share Purchase Agreement, dated June 27, 2008.

EXHIBIT C Share Transfer Agreement, dated August 30, 2012, by and among Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Richstar Investment Group Limited.

EXHIBIT D Share Transfer Agreement, dated August 30, 2012 Share Purchase Agreement, dated August 30, 2012, by and among Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, West Crest Limited, Strong Bond Limited, Eight Dragon Success Limited and New Access Capital International Limited.

EXHIBIT E Share Transfer Agreement dated July 12, 2013, by and among Orchid Asia Co-Investment Limited and West Crest Limited.

EXHIBIT 1.1 Form of Lock-Up Agreement (incorporated by reference to Annex III of Exhibit 1.1 of the Issuer’s F-1).

EXHIBIT 4.63 Investors Rights Agreement dated as of November 4, 2013 (incorporated by reference to Exhibit 4.4 of the Issuer’s F-1).

EXHIBIT 10.3 Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 of Issuer’s F-1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2014

By:	/s/ Gabriel Li
Name:	Gabriel Li

Orchid Asia III, L.P.

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Authorized Signatory

OAIII Holdings, L.P.

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Authorized Signatory

Orchid Asia Group Management, Limited

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

Orchid Asia Co-Investment Limited

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

Orchid Asia Group, Limited

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

YM Investment Limited

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

Managecorp Limited

By:	/s/ Ronnie Summers
Name:	Ronnie Summers
Title:	Authorized Signatory

By:	/s/ Lam Lai Ming, Veronica
Name:	Lam Lai Ming, Veronica
Title:	Settlor of The Li 2007 Family Trust